

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Ajay Sikka
Chief Executive Officer
TraQiQ, Inc.
14205 SE 36th Street, Suite 100
Bellevue, WA 98006

      Re: TraQiQ, Inc.
          Form 10-K filed March 22, 2021
          File No. 000-56148

Dear Mr. Sikka :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Alan Becker, counsel